December 23, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech, Jacqueline Kaufman

Re:	Acamar Partners Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed December 16, 2020 File No. 333-249723

Ladies and Gentlemen:

On behalf of Acamar Partners Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 21, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement, dated December 16, 2020 (“Amendment No. 1”). The Registrant has also revised the Amendment No. 1 in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) a second amendment to the Registration Statement (“Amendment No. 2”) that reflects these revisions and generally updates certain information included in Amendment No. 1.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined have the meanings ascribed to such terms in the Registration Statement.

The Subscription Agreements include a jury trial waiver..., page 61

1.	We note your response to comment 27 and the updated disclosure on pages 61-62 and 126. In particular, we note the sentence, "No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any Subscriber or by Acamar Partners of compliance with the federal securities laws." Please further revise this disclosure to explicitly state whether the provision serves as a waiver by any Subscriber or by Acamar Partners of a jury trial in any claims brought pursuant to the federal securities laws.

Securities and Exchange Commission Division of Corporation Finance		Simpson Thacher & Bartlett llp
	-2-	December 23, 2020

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 61-62 and 126 of Amendment No. 2 to clarify that the waiver of the right to a jury trial would apply to claims under the federal securities laws to the extent permitted by applicable law.

Unaudited Pro Forma Combined Balance Sheet

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 71

2.	Refer to footnote (6) - Based on your revised disclosures in footnote (6), it is not clear how the pro forma adjustment to additional paid-in capital, common stock, in the amount of $(39,984) was determined. Please revise footnote (6) to include a tabular schedule showing the various components that were combined to arrive at the amount of this pro forma adjustment.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 72 of Amendment No. 2 to include a tabular schedule showing the various components that were combined to arrive at the $(39,984) adjustment to additional paid-in capital, common stock.

Unaudited Pro Forma Statements of Operations

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 75

3.	Refer to footnote (5) - Please revise to disclose the significant terms of the stock-based compensation grants issued to certain members of management and non-employee directors in connection with the merger. Also, please disclose the significant assumptions that were used to determine the fair value of these stock-based compensation grants and indicate the aggregate amount of compensation expense that you expect to recognize in connection with these stock-based compensation grants.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 75-76 of Amendment No. 2 to include the requested disclosures.

Securities and Exchange Commission Division of Corporation Finance		Simpson Thacher & Bartlett llp
	-3-	December 23, 2020

Detailed chronology of events, page 88

4.	We note your response to comment 15 and reissue our comment. We note your disclosure that the Boards of Directors of both Acamar Partners and CarLotz did not obtain fairness opinions in connection with the business combination. Please expand your disclosure, where applicable, to include the processes employed by the Boards of Directors of both Acamar Partners and CarLotz to assess the value of the potential transactions outlined in this section, including how each Board determined that the final valuation, and consideration to be received in the transaction, was fair.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages xiii, 88 and 102 of Amendment No. 2 to include the requested disclosures with respect to Acamar Partners and on [page 91] of Amendment No. 2 to include the requested disclosures with respect to CarLotz.

Inventory Sourcing, page 165

5.	Please revise your disclosure in this section to discuss the known uncertainties you have disclosed in your risk factors on pages 34 and 36 regarding the concentration of your corporate vehicle sourcing partners and the alternative fee arrangements you may enter into with such partners from time to time that may affect your gross profit per unit. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 166 of Amendment No. 2 to include the requested disclosures.

Debt Obligations, page 177

6.	We note your disclosure on page 178 that, pursuant to a promissory note issued to Automotive Finance Corporation (“AFC”) in December, AFC agreed to make one advance of $3M to CarLotz; however, the Amendment to Demand Promissory Note and Security Agreement, filed as exhibit 10.21.1, provides that the Aggregate Advance Limit is $12,000,000. Please reconcile or explain this disclosure. In addition, please file the note purchase agreement and revolving floor plan facility agreements with AFC as exhibits or tell us why they are not required to be filed.

Response: The Registrant respectfully advises the Staff that Exhibits 10.21 and 10.21.1 are the revolving floor plan facility agreement with AFC. The Registrant respectfully advises the Staff that it has not filed the $3 million demand promissory note with AFC or the note purchase agreement related to the CarLotz convertible note as the demand promissory note will be repaid at Closing and the CarLotz convertible note will be converted into CarLotz common stock and receive the merger consideration, so these respective notes will not be obligations of New CarLotz.

Securities and Exchange Commission Division of Corporation Finance		Simpson Thacher & Bartlett llp
	-4-	December 23, 2020

CarLotz Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019

Notes to Condensed Consolidated Financial Statements

Note 18 - Stock-Based Compensation Plan, page F-51

7.	Please tell us whether the announced merger agreement with Acamar Partners represents a triggering event for vesting of stock options under the 2017 Stock Option Plan.

Response: The Registrant respectfully advises the Staff that the consummation of the merger is not a triggering event for the vesting of stock options under the 2017 Stock Option Plan of Carlotz. However, as discussed on page 114 of Amendment No. 2 under “The Merger Agreement – Treatment of CarLotz Securities”, the Base Acquiror Options to be received upon consummation of the merger in respect of outstanding CarLotz stock option awards will be fully vested (other than a small number of Base Acquiror Options to be received in respect of certain recently granted CarLotz stock option awards), which effectively accelerates the vesting of all unvested CarLotz stock option awards, other than the small number of Base Acquiror Options described in the foregoing parenthetical. The Registrant respectfully advises the Staff that Note 18 to CarLotz’ condensed consolidated financial statements does not include a discussion of the potential effect of the merger because it is not a contractual trigger event of the vesting of the stock options.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-55 - F-56 of Amendment No. 2 to include a discussion of the acceleration of vesting of the outstanding CarLotz stock option awards.

The Registrant respectfully advises the Staff that the expense to be recognized in connection with the accelerated vesting of outstanding unvested stock options is immaterial.

Note 22 - Subsequent Events

Acamar Partners Acquisition Corp. Merger, page F-55

8.	Please revise to include disclosure of the key terms of the merger with Acamar Partners and disclose how the transaction will be accounted for when consummated. Refer to ASC 805-10-50-1.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-55 - F-56 of Amendment No. 2 to disclose key terms of the merger and how the merger will be accounted for with reference to the terms that would be required under ASC 805-10-50-1.

Securities and Exchange Commission Division of Corporation Finance		Simpson Thacher & Bartlett llp
	-5-	December 23, 2020

Acamar Partners Acquisition Corporation Condensed Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

Notes to Condensed Financial Statements

Note 8. Subsequent Events

Merger Agreement, page F-89

9.	Please revise your disclosure to include the terms and purpose of the PIPE Investment to issue 12.5 million shares of Class A common stock at $10 per share to raise proceeds of $12,500,000 to occur concurrently with the merger agreement.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page F-92 of Amendment No. 2 to include the requested disclosure.

*****

Very truly yours,

/s/ Jaime Mercado
Jaime Mercado